EXHIBIT 99.1

Trekor Announces $164 Million of Adjusted EBITDA in Third Quarter

VANCOUVER, British Columbia, Nov. 04, 2026 (GLOBE NEWSWIRE) -- Trekor Metals Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Trekor" or the "Company") reports third quarter 2026 Adjusted EBITDA* of $164 million and Cash flow from operations of $122 million. Revenues in the third quarter were $342 million from consolidated sales of 37.4 million pounds of copper and 358 thousand pounds of molybdenum. Third quarter net income was $34 million ($0.09 per share) and Adjusted net income* was $55 million ($0.15 per share).

Stuart McDonald, President & CEO of Trekor, commented, “Another solid production quarter at Gibraltar, and continued strength in copper prices drove excellent financial performance in the quarter. Net income and Adjusted EBITDA for the third quarter both surpassed any previous quarter in our history. We’re looking forward to continued improvement as Florence Copper ramps-up to its production capacity over the coming months.”

Gibraltar produced 34 million pounds of copper in the third quarter, a 12% increase over the prior quarter, driven by higher copper grades and mill throughput. Recoveries were impacted by more challenging ore as mining operations began to transition out of the bottom of the Connector Pit. Copper sales from Gibraltar in the third quarter were 30.5 million pounds, lagging production due to timing of shipments. Through three quarters, Gibraltar has produced 94 million pounds of copper and guidance for the year has been increased to 115 to 120 million pounds (from 110 to 115 million pounds).

“Gibraltar’s solid performance through three quarters has been a positive catalyst and has allowed us to capitalize on a very strong copper market. We continue to see some inflationary pressure on input costs, particularly diesel and explosives which increased unit costs by approximately US$0.30 per pound compared to a year ago. Offsetting some of these higher costs are a continued strong molybdenum by-product credit and favourable treatment and refining terms, which will improve again in 2027,” added Mr. McDonald.

*Non-GAAP performance measure.

In the third quarter, Florence produced seven million pounds of copper, a 35% increase over the previous period. The ramp-up progressed smoothly with steady monthly production increases. In August, 20 new wells were brought online, significantly increasing solution flows to the plant and resulting in 40% higher flow rates over the second quarter. Average pregnant leach solution (“PLS”) grades for the quarter declined slightly, as expected, until the new sections of the wellfield are fully acidified and start producing more copper in solution. The focus today remains on wellfield expansion and continuing to bring new wells online every month. Total production at Florence Copper in 2026 is expected to be 25 to 28 million pounds of copper. Increasing flow rates and consistent PLS grades are expected to drive production up to capacity run rates in early 2027.

“We have been operating the Florence wellfield for nearly a year now and are pleased with the progress made in the production ramp-up. Wellfield drilling productivities have improved significantly in recent months. With six drill rigs now operating, we expect to complete the planned 100 wells this year, positioning us to achieve full production capacity early next year,” added Mr. McDonald.

Mr. McDonald concluded, “Yellowhead, which represents an important source of longer-term value for Trekor, continues to advance through the environmental assessment process. Alongside ongoing community engagement and consultation and other permitting work, site investigation activities carried out over the summer and fall are now wrapping up for the season. In September, the project was highlighted at the Canada Investment Summit, where the federal government showcased Canada’s top energy, critical mineral, and other projects to leading international investors.”

Third Quarter Highlights

  Earnings from mining operations before depletion, amortization and non-recurring items* was $170.6 million, Adjusted EBITDA* was $164.2 million and cash flow from operations was $122.1 million;
  Net income was $33.6 million ($0.09 per share) and Adjusted net income* was $54.6 million ($0.15 per share);
  Gibraltar produced 33.9 million pounds of copper, including 1.3 million pounds of copper cathode, at a total operating cost (C1)* of US$2.72 per pound of copper produced. Copper head grades averaged 0.28% and recoveries averaged 77%;
  Gibraltar sold 30.4 million pounds of copper at an average realized copper price of US$6.40 per pound contributing to total revenues of $342.2 million for Trekor;
  Florence produced 7.0 million pounds of copper cathode in the third quarter. Wellfield expansion continues to support the ongoing ramp-up of copper production at Florence. Florence brought online 32 new operating wells in the third quarter;
  In July 2026, the Company submitted a Detailed Project Description (“DPD”) for the Yellowhead project to the BC Environmental Assessment Office (“BC EAO”). The DPD provides more information about the proposed Yellowhead project, incorporating additional technical work and community feedback received to date. On July 30, 2026, the BC EAO issued a Notice of Decision for Yellowhead to proceed to an environmental assessment; and
  At September 30, 2026, the Company had a cash balance of $214 million.

*Non-GAAP performance measure. See end of news release.

	Three months ended September 30,			Nine months ended September 30,
Operating data	2026	2025	Change	2026	2025	Change
Gibraltar
Tons mined (millions)	26.1	29.3	(3.2)	76.5	82.9	(6.2)
Tons milled (millions)	7.5	7.8	(0.3)	21.7	23.4	(1.7)
Production (million pounds Cu)	33.9	27.6	6.3	94.1	67.4	26.7
Sales (million pounds Cu)	30.4	26.3	4.1	89.6	67.1	22.5

Florence Copper
Average flow rate (gpm)	4,454	-	4,454	3,042	-	3,042
Average PLS grade (g/L)	1.5	-	1.5	1.5	-	1.5
Production (million pounds Cu)	7.0	-	7.0	13.7	-	13.7
Sales (million pounds Cu)	6.9	-	6.9	12.8	-	12.8

	Three months ended September 30,			Nine months ended September 30,
Financial data	2026	2025	Change	2026	2025	Change
Revenues	342,222	173,906	168,316	909,868	429,137	480,731
Cash flows from operations	122,131	36,478	85,653	399,378	118,324	281,054
Net income (loss)	33,605	(27,838)	61,443	72,669	(34,530)	107,199
Per share – Basic (“EPS”)	0.09	(0.09)	0.18	0.20	(0.11)	0.31
Earnings from mining operations before depletion, amortization and non-recurring items*	170,636	67,118	103,518	439,174	126,609	312,565
Adjusted EBITDA*	164,164	62,137	102,027	382,336	113,960	268,376
Adjusted net income (loss)*	54,589	5,584	49,005	122,611	(14,384)	136,995
Per share – Basic (“Adjusted EPS”)*	0.15	0.02	0.13	0.34	(0.05)	0.39

*Non-GAAP performance measure. See end of news release.

Review of Operations

Operating data	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025
Gibraltar
Tons mined (millions)	26.1	26.2	24.2	28.0	29.3
Tons milled (millions)	7.5	7.2	7.0	7.2	7.8
Strip ratio	2.2	3.3	2.6	2.2	1.5
Site operating cost per ton milled*	$17.79	$16.47	$18.15	$16.61	$14.98
Copper concentrate
Head grade (%)	0.28	0.25	0.25	0.26	0.22
Recovery (%)	77.1	81.6	82.6	80.9	77.2
Production (million pounds Cu)	32.6	29.7	29.2	29.8	26.7
Sales (million pounds Cu)	29.3	31.7	26.0	30.8	25.4
Inventory (million pounds Cu)	6.8	3.8	5.9	2.9	4.0
Copper cathode
Production (thousand pounds Cu)	1,271	643	733	919	895
Sales (thousand pounds Cu)	1,175	470	938	783	905
Molybdenum concentrate
Production (thousand pounds Mo)	380	559	717	830	558
Sales (thousand pounds Mo)	358	575	708	953	421
Per unit data (US$ per Cu pound produced)[1]
Site operating cost*	$2.83	$2.81	$3.09	$2.80	$3.09
By-product credit*	(0.35)	(0.65)	(0.62)	(0.59)	(0.39)
Site operating cost, net of by-product credit*	2.48	2.16	2.47	2.21	2.70
Off-property cost*	0.24	0.25	0.16	0.26	0.17
Total operating cost (C1)*	$2.72	$2.41	$2.63	$2.47	$2.87

1 Gibraltar copper pounds produced includes copper in concentrate and copper cathode.

Operations Analysis

Gibraltar

Third Quarter Review

Gibraltar delivered another strong quarter of operating performance, supported by higher grade ore mined from the lower benches of the Connector pit. Gibraltar produced 33.9 million pounds of copper in the quarter, including 1.3 million pounds of copper cathode.

Mill throughput was 7.5 million tons in the third quarter, compared to 7.2 million tons in the second quarter. Copper head grades averaged 0.28% and recoveries averaged 77% and were impacted by lower-recovery supergene ore from the upper benches of the next phase of mining.

*Non-GAAP performance measure. See end of news release.

Operations Analysis – Continued

The Gibraltar SX/EW plant operated with material from two leach pads during the third quarter following the successful integration of the second heap leach dump, and benefitted from increased PLS flow rates and grade. The additional leach material contributed to higher copper cathode production of 1.3 million pounds in the third quarter.

A total of 26.1 million tons were mined in the third quarter at an average strip ratio of 2.2, as ongoing waste stripping activities continued to provide access to the next phases of the Connector pit.

Gibraltar copper sales totaled 30.4 million pounds in the quarter. Sales were affected by the timing of shipments resulting in a build-up of an additional 3.0 million pounds of inventory during the quarter.

Gibraltar total site costs* were $144.5 million (including capitalized stripping of $10.2 million) in the third quarter, which is in line with the previous two quarters but higher than the prior year. Diesel costs increased $9.6 million compared to the third quarter of 2025, primarily driven by higher diesel prices as a result of the ongoing conflict in the Middle East. Explosives costs increased $3.9 million compared to the third quarter of 2025, primarily driven by higher explosives prices. Other site costs have generally trended higher than 2025 due to broader inflationary pressures.

Molybdenum production was 380 thousand pounds in the third quarter and reflects lower recoveries in the Gibraltar molybdenum plant. At an average molybdenum price of US$32.98 per pound for the quarter, molybdenum provided a by-product credit of US$0.35 per pound of copper produced.

Off-property costs were US$0.24 per pound of copper produced in the third quarter, compared to US$0.17 per pound of copper produced in the third quarter of 2025, reflecting higher treatment and refining charges (“TCRC”) for the last year of a longer-term contract.

Total operating costs (C1)* were US$2.72 per pound of copper produced for the third quarter, compared to US$2.87 per pound of copper produced for the third quarter of 2025. The decrease in total operating costs (C1)* was primarily driven by higher copper production and higher capitalized stripping costs, partially offset by higher site costs.

*Non-GAAP performance measure. See end of news release.

Operations Analysis – Continued

Gibraltar Outlook

Gibraltar continues to provide consistent operating performance. Mining operations are focused in the Connector pit, which will be the primary source of ore for the next several years. Lower grades and recoveries are expected as mining transitions back to the upper benches of the Connector Pit for the next phase of mining. The second heap leach pad was integrated into the Gibraltar SX/EW circuit earlier this year and should continue to provide higher PLS flow rates and grades going forward. Gibraltar is expected to produce 115 to 120 million pounds of copper in 2026, an increase over original production guidance of 110 to 115 million pounds.

Site landed diesel prices remain elevated due to the continued conflict in the Middle East. Diesel prices are currently around $0.85 per litre higher than February pre-war levels. These higher diesel prices have increased Gibraltar’s operating costs by approximately US$0.20 per pound over 2025 levels.

Molybdenum production is expected to remain at similar levels as Gibraltar advances through the Connector pit. Strong molybdenum by-product credits are expected to continue with current molybdenum prices around US$33.00 per pound.

The Company has offtake agreements covering Gibraltar’s copper concentrate production for the remainder of 2026, which contain low, and in certain cases, negative treatment and refining charges (“TCRCs”) rates reflecting the continued tight copper smelting market. Based on the contract terms, the Company expects overall TCRCs to be nominal in 2026. The Company has also tendered substantially all of its 2027 tonnage to take advantage of favorable market conditions obtaining terms which include payable gold and deeply negative TCRCs.

The Company has a prudent hedging program in place to protect a minimum copper price. Currently, the Company has copper put options in place with a strike price of US$4.75 per pound for 27 million pounds covering the fourth quarter of 2026, and US$5.00 per pound for 45 million pounds covering the first half of 2027. The Company expects to purchase copper put options going forward to provide downside price protection while retaining full exposure to increases in the copper price. Refer to “Financial Condition Review—Hedging Strategy” for details.

Operations Analysis – Continued

Third Quarter Review

Operating data	Q3 2026	Q2 2026
Florence Copper
Average PLS[1] flow rate (gpm)	4,454	3,182
Average PLS grade (g/L)	1.5	1.6
Operating production well count	141	110
Copper cathode
Production (million pounds Cu)	7.0	5.2
Sales (million pounds Cu)	6.9	5.3
Inventory (million pounds Cu)	1.0	0.8
Per unit data (US$ per Cu pound produced)
Site operating cost*	$2.89	$4.02
Production royalties[2] and other off-property costs*	0.65	0.70
Total operating cost (C1)*	$3.54	$4.72
1 Pregnant leach solution
2 Production royalties include royalties payable to the State of Arizona and Conoco Phillips Inc.

Florence Copper is an in-situ copper recovery operation, located in Arizona, USA, designed to produce LME Grade A copper cathode without conventional open-pit mining methods or major surface disturbance. Florence Copper has an annual production capacity of 85 million pounds of copper over the current mine life of 22 years.

Florence Copper is ramping-up production in 2026 and steady progress continued in the third quarter. Copper production increased month-over-month and no wellfield performance issues of any significance were encountered. The operations team has stabilized key process circuits and is focusing on wellfield flow rates and PLS grades. Florence Copper produced 7.0 million pounds of copper cathode in the third quarter compared to 5.2 million pounds in the previous quarter, driven by higher solution flow rates from the wellfield.

There are currently six drill rigs operating on site. The first new production wells were successfully integrated into the system in early June, resulting in higher solution flow rates and PLS grades and increased copper production. At the end of the third quarter, there were 141 production wells providing solutions to the SX/EW plant at flow rates of approximately 5,100 gallons per minute and PLS grades of 1.5 grams per litre.

Copper cathode sales for the third quarter were 6.9 million pounds. Cathode quality has met all customer specifications and trucking logistics have been running smoothly.

*Non-GAAP performance measure. See end of news release.

Operations Analysis – Continued

Florence Copper site costs (US$ in thousands)	Three months ended September 30, 2026	Nine months ended September 30, 2026
Wellfield development capital expenditures	25,457	65,007
Commissioning and start-up costs	-	15,175
Site operating costs	24,457	55,684
Total site costs	49,914	135,866

Florence Outlook

Initial flow rates across the wellfield have exceeded expectations, and work is ongoing to establish best practices for wellfield operations. The SX/EW plant has been operating very well, producing high-quality copper cathode with no impurities. The one area where progress remains behind the initial plan is the wellfield expansion. Drilling rates have improved in recent months and new wells are being added on a monthly basis, however overall wellfield development is still about three months behind the original plan set out at the start of the year.

Total production at Florence Copper in 2026 is expected to be 25 to 28 million pounds of copper. Wells recently brought online, together with those expected to come online shortly, are anticipated to support a significant increase in copper cathode production, completing the ramp-up to full production capacity in early 2027.

Florence Copper has had a fixed price contract in place for all sulfuric acid requirements in 2026. Negotiations are in progress to establish an acid supply contract for 2027. Higher acid prices are expected next year due to reported disruptions in global acid supply chains and geopolitical events in the Middle East.

Long-term Growth Strategy

Trekor’s strategy has been to grow the Company by acquiring and developing a pipeline of projects focused on copper in North America. We continue to believe this will generate long-term returns for shareholders. Our other development projects are located in BC, Canada.

Yellowhead copper project

In July 2025, the Company published a new report titled “Technical Report Update on the Yellowhead Copper Project, British Columbia, Canada” (the “Yellowhead Technical Report”). Based on the Yellowhead Technical Report, the Yellowhead copper project is expected to produce 4.4 billion pounds of copper over a 25-year mine life at an average C1 cost, net of by-product credit, of US$1.90 per pound of copper produced. During the first five years of operations, the Yellowhead project is expected to produce an average of 206 million pounds of copper per year at an average C1 cost, net of by-product credit, of US$1.62 per pound of copper produced. The Yellowhead project also contains valuable precious metal by-products with 282,000 ounces of gold production and 19.4 million ounces of silver production over the life of mine.

Long-term Growth Strategy – Continued

The economic analysis in the Yellowhead Technical Report was prepared using a copper price of US$4.25 per pound, a gold price of US$2,400 per ounce, and a silver price of US$28.00 per ounce.

Project highlights based on the Yellowhead Technical Report are detailed below:

  Average annual copper production of 178 million pounds over a 25 year mine life at total cash costs (C1) of US$1.90 per pound of copper produced;
  Over the first five years of the mine life, copper grade is expected to average 0.32% producing an average of 206 million pounds of copper at total cash costs (C1) of US$1.62 per pound of copper produced;
  Concentrator designed to process 90,000 tonnes per day of ore with an expected copper recovery of 90%, and produce a clean copper concentrate with payable gold and silver by-products;
  Conventional open pit mining with a low strip ratio of 1.4;
  After-tax net present value of $2.0 billion (8% after-tax discount rate) and after-tax internal rate of return of 21%;
  Initial capital costs of $2.0 billion with a payback period of 3.3 years; and
  Expected to be eligible for the Canadian Federal Clean Technology Manufacturing Investment Tax Credit, with 30% (approximately $540 million) of eligible initial capital costs reimbursed in year 1 of operation.

In April 2026, the Government of BC announced that the Yellowhead copper project has been added to its list of priority major projects.

In June 2025, the Yellowhead project’s Initial Project Description was filed and accepted by the British Columbia Environmental Assessment Office (“BC EAO”) and Impact Assessment Agency of Canada, formally commencing the Environmental Assessment (“EA”) process.

In July 2026, a Detailed Project Description (“DPD”) was submitted to the BC EAO providing more information about the proposed Yellowhead project, incorporating additional technical work and community and Indigenous feedback received during the Early Engagement Phase of the EA process. More than 1,000 local community members participated in a series of open houses and events hosted by the project team.

On July 30, 2026, the EAO issued a Notice of the Decision for Yellowhead to proceed to an environmental assessment and published the Readiness Decision Report and Notice of Decision. Yellowhead is now in the process planning phase of the EA, formalizing how the EA will be carried out and what information must be provided, who will be involved in the EA and how they will be engaged. Scoping work is also underway for the Simpcw process – an Indigenous led, consent-based decision-making model.

In July 2026, the Company also released an Economic Impact Study, which evaluates the potential economic impact of the construction and operation of the Yellowhead project. The study highlights the Yellowhead project as a major economic driver, with the potential to generate value-added GDP of $27 billion, significant employment and economic opportunities for local communities and businesses, and $7 billion in total government payments.

Long-term Growth Strategy – Continued

New Prosperity copper-gold project

In June 2025, the Company, the Tŝilhqot’in Nation and the Province of BC reached a historic agreement concerning the New Prosperity project (the “Teẑtan Biny Agreement”). The Teẑtan Biny Agreement ended litigation among the parties while providing certainty with respect to how the significant copper-gold resource at New Prosperity may be developed in the future.

As part of the Teẑtan Biny Agreement, Trekor contributed a 22.5% equity interest in the New Prosperity mineral tenures to a trust for the future benefit of the Tŝilhqot’in Nation. The trust will transfer the property interest to the Tŝilhqot’in Nation if and when it consents to a proposal to pursue mineral development in the project area. Trekor retains a majority interest (77.5%) in the New Prosperity mineral tenures and can divest some or all of its interest at any time, including to other mining companies that could advance a project with the consent of the Tŝilhqot’in Nation. However, Trekor has committed not to be the proponent (operator) of mineral exploration and development activities at New Prosperity, nor the owner of a future mine development. Trekor has also entered into a consent agreement with the Tŝilhqot’in Nation, whereby no mineral exploration or development activity can proceed in the New Prosperity project area without the free, prior and informed consent of the Tŝilhqot’in Nation. The Province of BC and the Tŝilhqot’in Nation have agreed to negotiate the process by which the consent of the Tŝilhqot’in Nation will be sought for any proposed mining project to proceed through an environmental assessment process and have also agreed to undertake a land-use planning process for the area of the mineral tenures and a broader area of land within Tŝilhqot’in territory.

Aley niobium project

In August, the Company provided an update on technical work that has been performed on the Aley project in recent years. Niobium is a strategically important material for high-performance steels, stainless steels, niobium alloys, superalloys, emerging magnetic materials, superconductors, energy systems, and other critical technologies.

The Company completed a Pre-Feasibility Study in 2014. Trekor’s recent technical work has been focused on refinements to the process flowsheet. Metallurgical testwork, using material from a bulk sample taken in 2018, has confirmed the operability of a new, optimized flotation process that has yielded higher niobium recoveries and improved concentrate grades with much reduced reagent consumption. The niobium concentrate produced was used to develop a two-stage smelting process which successfully produced marketable ferroniobium. The proprietary flotation process has been patented by Trekor in the United States, Australia, Brazil and in Europe. The project team is also developing a hydrometallurgical flowsheet that would produce niobium oxide from Aley’s flotation concentrate.

To support technical development, market positioning and commercial strategy for Aley, the Company is building a team with experience in materials engineering, metallurgy, and new business development. The team will work with Trekor’s existing technical team to advance flowsheet optimization, production plan development and market engagement.

Long-term Growth Strategy – Continued

Harmony gold project

In 2021, Trekor entered into an agreement (the “Harmony Agreement”) to sell the Harmony gold project (“Harmony”) to JDS Gold Inc. ("JDS"), a subsidiary of JDS Energy & Mining Inc. The Harmony gold project is a high-grade development-stage gold project located on Graham Island in Haida Gwaii. As part of the transaction, Trekor retained a 15% carried interest in Harmony and a 2% net smelter return royalty on the project. Trekor also had the right to terminate the Harmony Agreement and revert to 100% ownership of Harmony if JDS did not achieve certain project development milestones and an IPO or liquidity event within an agreed timeframe. The agreed milestones were not achieved and Trekor exercised its reversionary right to receive the Harmony mineral tenures back from JDS in late 2025. On August 4, 2026, Trekor became the owner of the Harmony project again, and entered into a new option agreement with a company controlled by JDS Energy & Mining Inc. and affiliates. This option agreement allows for the future transfer of the Harmony project, on the same general terms as the original 2021 transaction, if certain development milestones are achieved by January 1, 2028.

Conference Call and Webcast

The Company will host a telephone conference call and live webcast on Thursday, November 5, 2026, at 11:00 a.m. Eastern Time to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors. The conference call may be accessed by dialing 800-715-9871 toll free or 646-307-1963, using the access code 1263967. The webcast may be accessed at https://trekormetals.com/investors/events and will be archived until November 5, 2027, for later playback.

For further information on Trekor, see the Company’s website at trekormetals.com or contact:

  Investor Enquiries: Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll-free 1-877-441-4533

Stuart McDonald
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release

Non-GAAP Performance Measures

This MD&A includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS Accounting Standards. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS Accounting Standards measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS Accounting Standards measures.

Total operating cost and site operating cost, net of by-product credit

Total operating cost includes all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating cost is calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating cost, net of by-product credit is calculated by subtracting by-product credits from site operating cost. Site operating cost, net of by-product credit per pound is calculated by dividing the aggregate of the applicable costs by pounds of copper produced. Total operating cost per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by pounds of copper produced. By-product credit is calculated based on actual sales of molybdenum (net of treatment costs), silver and gold during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

Gibraltar (Cdn$ in thousands)	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025
Gibraltar cost of sales	169,593	172,328	147,051	146,919	134,664
Less:
Depletion and amortization	(34,836)	(29,225)	(27,997)	(27,207)	(27,876)
Changes in inventories of finished goods	8,075	(7,637)	15,694	(2,611)	1,425
Changes in inventories of ore stockpiles	2,074	(7,608)	(1,332)	13,473	16,685
Transportation costs	(10,668)	(9,934)	(6,395)	(10,989)	(7,247)
Gibraltar site operating costs	134,238	117,924	127,021	119,585	117,651
Less by-product credits:
Molybdenum, net of treatment costs	(16,812)	(25,878)	(27,009)	(25,095)	(13,903)
Silver, excluding amortization of deferred revenue	413	(1,252)	2,026	312	(295)
Gold	-	(86)	(567)	(619)	(761)
Gibraltar site operating costs, net of by-product credits	117,839	90,708	101,471	94,183	102,692
Gibraltar total copper produced (thousand pounds)	33,876	30,323	29,893	30,712	27,593
Total costs per pound produced (CA$ per pound)	3.48	2.99	3.39	3.07	3.72
Average exchange rate for the period (CAD/USD)	1.40	1.38	1.37	1.39	1.38
Gibraltar site operating costs, net of by-product credits (US$ per pound)	2.48	2.17	2.47	2.21	2.70
Gibraltar site operating costs, net of by-product credits	117,839	90,708	101,471	94,183	102,692
Add off-property costs:
Treatment and refining costs	664	363	96	394	(512)
Transportation costs	10,668	9,934	6,395	10,989	7,247
Gibraltar total operating costs	129,171	101,005	107,962	105,566	109,427
Gibraltar total operating costs (C1) (US$ per pound)	$2.72	$2.41	$2.63	$2.47	$2.87

Non-GAAP Performance Measures – Continued

Florence Copper (Cdn$ in thousands)	Q3 2026	Q2 2026
Florence Copper cost of sales	46,870	43,493
Less:
Depletion and amortization	(10,041)	(10,020)
Changes in inventories of finished goods	(1,421)	473
Changes in copper inventories in solution	(429)	(191)
Production royalties	(5,648)	(4,430)
Transportation costs	(756)	(567)
Florence Copper site operating costs	28,575	28,758
Add off-property costs:
Production royalties	5,648	4,430
Transportation and marketing costs	756	567
Florence Copper total operating costs	34,979	33,755
Florence Copper total copper produced (thousand pounds)	7,048	5,183
Total costs per pound produced (CA$ per pound)	4.96	6.51
Average exchange rate for the period (CAD/USD)	1.40	1.38
Florence Copper total operating costs (C1) (US$ per pound)	$3.54	$4.72

Gibraltar total site costs

Gibraltar total site costs include site operating costs charged to cost of sales and mining costs capitalized to property, plant and equipment in the period. This measure is intended to capture total site operating costs incurred at Gibraltar during the period calculated on a consistent basis for the periods presented.

Gibraltar (Cdn$ in thousands)	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025
Gibraltar site operating costs (included in cost of sales)	134,238	117,924	127,021	119,585	117,651
Gibraltar capitalized stripping costs	10,219	27,848	15,169	5,986	6,106
Total site costs	144,457	145,772	142,190	125,571	123,757

Non-GAAP Performance Measures – Continued

Adjusted net income (loss) and Adjusted EPS

Adjusted net income (loss) removes the effect of the following transactions from net income (loss) as reported under IFRS Accounting Standards:

  Unrealized foreign currency gains and losses;
  Unrealized gains and losses on derivatives (including any reversals for prior periods);
  Other operating costs;
  Realized gains on processing of ore stockpiles;
  Accretion on Cariboo consideration payable;
  Accretion on Florence royalty obligation;
  Realized costs of Florence financing obligations; and
  Tax effect of sale of non-controlling interest in New Prosperity.

Management believes that these transactions do not reflect the underlying operating performance of the Company’s core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains and losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains and losses are not necessarily reflective of the underlying operating results for the periods presented.

Adjusted earnings per share (“Adjusted EPS”) is Adjusted net income (loss) attributable to common shareholders of the Company divided by the weighted average number of common shares outstanding for the period.

(Cdn$ in thousands)	Q3 2026	Q2 2026	Q1 2026	Q4 2025
Net income	33,605	22,220	16,844	4,454
Unrealized foreign exchange loss (gain)	273	13,890	12,171	(9,000)
Unrealized (gain) loss and fair value adjustments on derivatives	16,172	3,750	(9,582)	37,676
Accretion on Cariboo consideration payable	1,817	1,765	1,261	4,048
Accretion on Florence royalty obligation	12,781	2,356	6,294	18,415
Realized costs of Florence copper stream and royalty obligation	(2,399)	(1,875)	-	-
Estimated tax effect of adjustments	(7,660)	(1,619)	547	(14,068)
Adjusted net income	54,589	40,487	27,535	41,525
Adjusted EPS	$0.15	$0.11	$0.08	$0.11

Non-GAAP Performance Measures – Continued

(Cdn$ in thousands)	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Net income (loss)	(27,838)	21,868	(28,560)	(21,207)
Unrealized foreign exchange (gain) loss	14,287	(40,335)	2,074	40,462
Unrealized loss (gain) and fair value adjustments on derivatives	14,977	9,489	23,536	(25,514)
Accretion on Cariboo consideration payable	4,041	4,484	664	4,543
Accretion on Florence royalty obligation	6,991	6,201	2,571	3,682
Other operating costs	-	-	-	4,132
Realized gain on processing of ore stockpiles[1]	-	-	-	1,905
Tax effect of sale of non-controlling interest in New Prosperity	-	(9,285)	-	-
Estimated tax effect of adjustments	(6,874)	(5,447)	(7,228)	2,465
Adjusted net income (loss)	5,584	(13,025)	(6,943)	10,468
Adjusted EPS	$0.02	$(0.04)	$(0.02)	$0.03

1 Realized gain on processing of ore stockpiles relates to ore stockpile inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar and subsequently processed. The realized portion of these gains have been added back to Adjusted net income (loss) in the period the inventories were processed.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) is presented as a supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present adjusted EBITDA when reporting their results. Issuers of “high yield” securities also present adjusted EBITDA because investors, analysts and rating agencies considering it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, depreciation and amortization, and also eliminates the impact of a number of transactions that are not considered indicative of ongoing operating performance. Certain items of expense are added back and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains and losses;
  Unrealized gains and losses on derivative (including any reversals for prior periods);
  Realized costs of Florence financing obligations;
  Amortization of share-based compensation expense;
  Other operating costs; and
  Realized gains on processing of ore stockpiles.

Non-GAAP Performance Measures – Continued

(Cdn$ in thousands)	Q3 2026	Q2 2026	Q1 2026	Q4 2025
Net income	33,605	22,220	16,844	4,454
Depletion and amortization	45,013	39,839	29,166	27,207
Finance and accretion expenses	35,329	24,932	20,214	36,925
Finance income	(1,238)	(1,058)	(1,474)	(1,098)
Income tax expense	27,234	18,891	16,657	13,096
Unrealized foreign exchange loss (gain)	273	13,890	12,171	(9,000)
Unrealized (gain) loss and fair value adjustments on derivatives	16,172	3,750	(9,582)	37,676
Realized costs of Florence copper stream and royalty obligation	(2,399)	(1,875)	-	-
Share-based compensation expense	10,175	4,505	9,467	7,204
Adjusted EBITDA	164,164	125,094	93,463	116,464

(Cdn$ in thousands)	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Net income (loss)	(27,838)	21,868	(28,560)	(21,207)
Depletion and amortization	27,974	25,210	22,425	24,641
Finance and accretion expenses	24,888	23,943	18,877	21,473
Finance income	(1,368)	(124)	(1,330)	(1,674)
Income tax expense (recovery)	2,918	(27,439)	(7,980)	11,707
Unrealized foreign exchange loss (gain)	14,287	(40,335)	2,074	40,462
Unrealized loss (gain) and fair value adjustments on derivatives	14,977	9,489	23,536	(25,514)
Share based compensation expense (recovery)	6,299	4,820	5,349	(323)
Other operating costs	-	-	-	4,132
Realized gain on processing of ore stockpiles	-	-	-	1,905
Adjusted EBITDA	62,137	17,432	34,391	55,602

Earnings from mining operations before depletion, amortization and non-recurring items

Earnings from mining operations before depletion, amortization and non-recurring items is earnings from mining operations with depletion and amortization, and any items that are not considered indicative of ongoing operating performance added back. The Company discloses this measure, which has been derived from the Company’s financial statements and applied on a consistent basis, to assist in understanding the results of the Company’s operations and financial position, and it is meant to provide further information about the financial results to investors.

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2026	2025	2026	2025
Earnings from mining operations	125,759	39,242	324,934	55,106
Add:
Depletion and amortization	44,877	27,876	113,288	75,511
Other operating costs (income)	-	-	952	(4,008)
Earnings from mining operations before depletion, amortization and non-recurring items	170,636	67,118	439,174	126,609

Non-GAAP Performance Measures – Continued

Gibraltar site operating costs per ton milled

The Company discloses this measure, which has been derived from the Company’s financial statements and applied on a consistent basis, to assist in understanding the Company’s Gibraltar site operations on a tons milled basis.

Gibraltar (Cdn$ in thousands)	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025
Gibraltar site operating costs (included in cost of sales)	134,238	117,924	127,021	119,585	117,651
Gibraltar tons milled (thousand tons)	7,545	7,159	7,000	7,200	7,852
Site operating costs per ton milled	$17.79	$16.47	$18.15	$16.61	$14.98

Technical Information

The technical information contained in this MD&A related to Florence Copper is based on the report titled “NI 43-101 Technical Report - Florence Copper Project, Pinal County, Arizona” issued on March 30, 2023 with an effective date of March 15, 2023 (the “Florence 2023 Technical Report”), which is available on SEDAR+. The Florence 2023 Technical Report was prepared under the supervision of Richard Tremblay, P. Eng., MBA, Richard Weymark, P. Eng., MBA, and Robert Rotzinger, P. Eng. Mr. Tremblay is employed by the Company as Chief Operating Officer, Mr. Weymark is employed by the Company as Vice President, Engineering, and Mr. Rotzinger is employed by the Company as Vice President, Capital Projects. All three are Qualified Persons as defined by NI 43-101.

The technical information contained in this MD&A related to Yellowhead is based on the report titled “Technical Report Update on the Yellowhead Copper Project, British Columbia, Canada” issued on July 10, 2025 with an effective date of June 15, 2025 (the “Yellowhead 2025 Technical Report”), which is available on SEDAR+. The Yellowhead 2025 Technical Report was prepared under the supervision of Richard Weymark, P. Eng., MBA, Jeremy Guichon, P. Eng., and Adil Cheema, P. Eng. Mr. Weymark is employed by the Company as Vice President, Engineering, Mr. Guichon is employed by the Company as Director, Mine Engineering, and Mr. Cheema is employed by the Company as Director, Process Engineering. All three are Qualified Persons as defined by NI 43-101.

Caution Regarding Forward-Looking Information

This document contains “forward-looking statements” that were based on Trekor’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;
  changes in general economic conditions, the financial markets and in the market price for our input costs including due to inflationary impacts, such as diesel fuel, acid, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  inherent risks associated with mining operations, including our current mining operations at Gibraltar and Florence Copper, and their potential impact on our ability to achieve our production estimates;
  our high level of indebtedness and its potential impact on our financial condition and the requirement to generate cash flow to service our indebtedness and refinance such indebtedness from time to time;
  any increases in interest rates may increase our borrowing costs and impact the profitability of our operations;
  the amounts we are required to pay for our acquisition of Cariboo will increase with higher copper prices;
  the risk of inadequate insurance or inability to obtain insurance to cover our business risks;
  uncertainties related to the accuracy of our estimates of Mineral Reserves (as defined below), Mineral Resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;
  the risk that we may not be able to expand or replace Mineral Reserves as our existing Mineral Reserves are mined;
  the risk that the ramp-up of the Florence Copper commercial production facility does not proceed within projected timelines or cost estimates, or that initial operations do not achieve results consistent with the projections in the Florence Copper Technical Report, including with respect to operating costs, revenue, sustaining capital, rates of return and cash flows from operations;
  our ability to comply with all conditions imposed under the APP and UIC permits for the operation of Florence Copper;
  the availability of, and uncertainties relating to, any additional financing necessary for the continued ramp-up and commercial operation of Florence Copper, including with respect to our ability to obtain any additional financing, if needed, to continue and expand commercial operations at Florence Copper;
  shortages of water supply, critical spare parts, acid, diesel, maintenance service and new equipment and machinery or our ability to manage surplus water on our mine sites may materially and adversely affect our operations and development projects;
  our ability to comply with the extensive governmental regulation to which our business is subject;
  uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition;
  uncertainties related to Indigenous people’s claims and rights, and legislation and government policies regarding the same;
  our reliance on the availability of infrastructure necessary for development and on operations, including on rail transportation and port terminals for shipping of our copper concentrate production from Gibraltar, and rail transportation and power for the feasibility of our other British Columbia development projects;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations;
  potential changes to the mineral tenure system in British Columbia, which is undergoing reform including for compliance with the British Columbia Declaration on the Rights of Indigenous Peoples Act (“DRIPA”);
  our dependence solely on our 100% interest in Gibraltar and in due course, Florence Copper for our revenues and our operating cash flows;
  our ability to extend existing concentrate off-take agreements and cathode purchase agreements or enter into new agreements;
  environmental issues and liabilities associated with mining including processing and stockpiling ore;
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;
  environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to extreme cold, extreme heat, forest fires, flooding, drought, earthquakes or other natural events in the vicinity of our operations;
  litigation risks and the inherent uncertainty of litigation;
  our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;
  our ability to renegotiate our existing union agreement for Gibraltar when it expires in May 2027;
  the capital intensive nature of our business both to sustain current mining operations and to develop any new projects;
  our ability to develop new mining projects in British Columbia may be impacted by joint decision-making and consent agreements being implemented by the Government of British Columbia with First Nations under DRIPA;
  The ability to develop the New Prosperity Project is subject to the restrictions set out in our June 2025 Tripartite Agreement with the Province of British Columbia and the Tŝilhqot’in Nation (the “Teẑtan Biny Agreement”), under which the New Prosperity Project is subject to a land use planning process with the Province of British Columbia and we are not permitted to be the proponent of any development of the New Prosperity Project;
  our reliance upon key personnel;
  the competitive environment in which we operate;
  the effects of forward selling instruments to protect against fluctuations in copper prices and other input costs including diesel and acid;
  the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  uncertainties relating to the war in Ukraine, the escalating military conflict involving Iran and broader Middle East instability, and other future geopolitical events including social unrest, which could disrupt financial markets, commodity markets, supply chains, the price and availability of energy, availability of materials and equipment and execution timelines for any project development;
  uncertainties relating to the delivery of oil through the Strait of Hormuz resulting from Middle East instability, which could have an adverse effect on global economic activity and potentially increase operating costs generally and reduce global demand for copper, and have a material adverse effect on our business, operations, and the feasibility of our development projects;
  changes to U.S. trade policies and tariff measures, including retaliatory tariffs imposed or threatened by Canada and other trading partners, may adversely impact overall economic conditions, copper markets, supply chains, metal prices and input costs; and
  other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

For further information on Trekor, investors should review the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov and home jurisdiction filings that are available at www.sedarplus.ca.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/aeb8eada-467e-4514-892a-ebdd2dd50549